unaxis

RECEIVED

2005 JUL -5 P 2:-2

82-34643

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

05009453

Date June 30, 2005
Contact Martina C. Schuler

SUPPL

Unaxis Holding Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding Inc.

i.A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

PROCESSED
JUL 06 2005
THOMSON FINANCIAL

Enclosure

- **Kennet T. Barry to become Chief Operating Officer and Siegfried Lamprecht head of Corporate Human Resources**
- **Disclosure of interests in accordance with stock market rules**

7/5

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
88008 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

unaxis

Rule 12g3-2(b) File No. 82-5190

Media Release

Kenneth T. Barry to become Chief Operating Officer and Siegfried Lamprecht head of Corporate Human Resources

Pfäffikon SZ, June 30, 2005 – The Unaxis Board of Directors is appointing Kenneth T. Barry as COO and Siegfried Lamprecht as head of Corporate HR. Both will hold seats on the executive board and report to the CEO-designate, Thomas P. Limberger.

Kenneth T. Barry (52) is taking over as Chief Operating Officer of Unaxis with immediate effect and will be leading the company-wide sales organisation. He comes from his former post as head of the Unaxis Semiconductor Equipment segment and is a proven expert in the semiconductor industry. He has years of experience in establishing and developing business activities in that field. Prior to joining Unaxis, he was president of the "Process Equipment Group" at Veeco Instruments Inc., New York, and CEO of Material Research Corporation, a division of Sony Electronics Inc. Kenneth T. Barry is an American citizen and has degrees in chemistry and political science from the University of Massachusetts, USA.

Siegfried Lamprecht (46) will become head of Corporate Human Resources at Unaxis starting in the course of Q3 2005. This post makes him responsible for personnel management worldwide throughout the company. Siegfried Lamprecht was previously General Manager and a partner in the Munich-based global executive search organization "Amrop Hever". In prior years, he held top-level HR management posts at international industrial companies including Gerresheimer Glas AG, internationally active in the packaging industry, MAN Nutzfahrzeuge AG, and ZF Friedrichshafen AG. Siegfried Lamprecht transferred to industry after twelve years as an active officer in the German Federal Armed Forces. Siegfried Lamprecht holds a diploma in business education from the German Federal Armed Forces University of Munich.

These appointment decisions mark a major initial step in reconstituting the Executive Board.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.